

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2010

Via U.S. Mail to

Mr. John Kenney Berscht
Chief Executive Officer
Blugrass Energy, Inc.
730-1015-4th Street Southwest
Calgary, Alberta Canada T2R 1J4

Dear Mr. Berscht:

We note that your June 30, 2010 financial statements were audited by Larry O'Donnell, CPA, P.C. Effective December 14, 2010, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Larry O'Donnell, CPA, P.C. You can find a copy of the order at
http://pcaobus.org/Enforcement/Adjudicated/Documents/Larry_O_Donnell.pdf

As Larry O'Donnell, CPA, P.C. is no longer registered with the PCAOB, you may not include its audit reports in your filings with the Commission. If Larry O'Donnell, CPA, P.C. audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

In providing the information that Item 304 of Regulation S-K requires, please indicate that the PCAOB has revoked the registration of your prior auditor, Larry O'Donnell, CPA, P.C. We believe the revocation of the accountant's PCAOB registration would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – not misleading in light of the circumstances.

Please advise us with respect to how you intend to address this matter by no later than January 14, 2011. If you have any questions, I can be reached at 202-551-3211.

Sincerely,

David R. Humphrey
Branch Chief